EXHIBIT 99.1

News Release dated December 4, 2017, Suncor Energy begins regulatory process to add significant low carbon power with cogeneration at its Oil Sands operations

News Release

FOR IMMEDIATE RELEASE

Suncor Energy begins regulatory process to add significant low-carbon power with cogeneration at its Oil Sands operations

Calgary, Alberta (Dec. 4, 2017) – Suncor today took its first steps in the regulatory process to replace coke-fired boilers with two cogeneration units at its Oil Sands Base Plant as a part of its plan to remain globally cost and carbon competitive. In addition to providing the facility with steam needed for its operations, the cogeneration units are expected to export approximately 700 megawatts (MW) of electricity to the provincial grid, equivalent to roughly seven per cent of Alberta’s current electricity demand.

The project, which has been submitted to the Canadian Environmental Assessment Agency (CEAA), is expected to offer base load reliability to Alberta’s electricity grid as the province transitions to more intermittent renewable energy sources, while contributing lower carbon power supply to Alberta.

“We believe that bold, ambitious action is required by all of us to effectively tackle the climate change challenge,” said Steve Williams, Suncor president and chief executive officer. “Cogeneration provides an emissions and cost reduction opportunity for Suncor’s operations and contributes low-carbon power for the province of Alberta.”

The 700 MW of power from these cogeneration units are anticipated to come online as the provincial supply of electricity is expected to decrease due to the phase out of coal-fired electricity. Industrial cogeneration’s ability to supply significant volumes of reliable base load electricity at a lower carbon intensity than combined cycle natural gas technology supports Alberta’s transition towards more sustainable energy sources.

Suncor currently has cogeneration units installed at its Oil Sands Base Plant, Firebag, MacKay River and Fort Hills facilities, and exports low-carbon excess electricity generated from these units to the provincial grid.

Suncor is continuing to evaluate the project with the final sanction decision expected to be made by the fourth quarter of 2018. Should the project proceed as planned, construction is targeted to begin in 2019, with commissioning of the cogeneration units expected to commence by 2022.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “plans”, “believes”,  “target”,  “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: Suncor’s plan to remain globally cost and carbon competitive; the expectation that the cogeneration units will export approximately 700MW of electricity to the provincial grid; the belief that the project will offer base load reliability to Alberta’s electricity grid while contributing lower carbon power supply to Alberta; Suncor’s beliefs on what is required to effectively tackle the climate change challenge and that cogeneration will provide an emissions and cost reduction opportunity for Suncor; the expectation that the power from the cogeneration units will come online as the provincial supply of electricity declines due to the phase out of coal-fired electricity; and the timing of the project, including that a final sanction decision will be made by the fourth quarter of 2018, construction will begin in 2019 and commissioning will commence in 2022.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

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